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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  April, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.   Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     NEUROCHEM INC.
April 24, 2006


                                     By: /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary


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                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM(LOGO)]                                  Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

For further information, please contact:

Lise Hebert, PhD                                         Tel: 1-450-680-4570
Vice President, Corporate Communications                 lhebert@neurochem.com
                                                         ---------------------

                  NEUROCHEM PRESENTS AN UPDATE ON TRAMIPROSATE
             (ALZHEMED(TM)) PROGRAM FOR THE TREATMENT OF ALZHEIMER'S
           DISEASE AT 9TH INTERNATIONAL GENEVA/SPRINGFIELD SYMPOSIUM
                        ON ADVANCES IN ALZHEIMER THERAPY


LAVAL, QUEBEC, APRIL 24, 2006 -- Neurochem, Inc. (NASDAQ: NRMX, TSX: NRM). -- Paul S. Aisen, M.D., Professor of Neurology and Medicine at Georgetown University Medical Center, and principal investigator in the United States of the ongoing Phase III clinical trial for tramiprosate (Alzhemed(TM)) presented an update on Neurochem's investigational product candidate for the treatment of Alzheimer's disease (AD). The presentation by Dr. Aisen took place on April 22, in Geneva, Switzerland, at the 9th International Geneva/Springfield Symposium on Advances in Alzheimer Therapy.

The data from the open-label extension study of the Phase II clinical trial for tramiprosate (Alzhemed(TM)), involving mild-to-moderate AD patients, continues to show clinically significant benefits on cognitive and global performance measures, with stabilization of the disease in a proportion of mild patients (four out of nine) after three years of treatment. Furthermore, Dr. Aisen presented for the first time further results on the mechanism of action of tramiprosate (Alzhemed(TM)). In addition to the capability of tramiprosate (Alzhemed(TM)) to bind to soluble amyloid (beta) (A(beta)) peptide and interfere with the amyloid cascade, data from in vitro studies have shown that tramiprosate (Alzhemed(TM)) has a protective effect on neuronal cells against A(beta) peptide-induced toxicity and cell death. Tramiprosate (Alzhemed(TM)) decreases A(beta)42-induced cell death and DNA damage in neuronal cell cultures by 38% (p-value < 0.01). A copy of the presentation is available upon request.

"Overall, the Alzhemed(TM) program is very exciting. The fact that this product can reduce amyloid accumulation, a major culprit in Alzheimer's disease, and provide a protective effect against amyloid-induced toxicity to brain cells is encouraging," said Dr. Aisen. "Developing a successful treatment to slow the progression of this disease, which today remains an unmet medical need, would be a major advance in the fields of neurology and age-related illnesses," he concluded.



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ABOUT THE PHASE III CLINICAL TRIALS FOR TRAMIPROSATE (ALZHEMED(TM))

Neurochem is currently conducting a randomized, double-blind, placebo-controlled and parallel designed 18-month Phase III clinical trial in 1,052 mild-to-moderate AD patients, which is being carried out at close to 70 clinical sites across the United States and Canada. To date, more than 50 patients have completed the trial and more than 500 patients have completed 12 months on study medication. The trial is now scheduled to be completed by January 2007. All patients who complete the North American Phase III clinical trial will be offered the opportunity to receive tramiprosate (Alzhemed(TM)) in an open-label extension study. As announced previously, this open-label extension study will be initiated in the second quarter of 2006.

Neurochem is also actively advancing an 18-month Phase III clinical trial for tramiprosate (Alzhemed(TM)) in Europe, which was initiated in September 2005. The ongoing European Phase III clinical trial, a multi-center, international, randomized, double-blind, placebo-controlled and parallel designed study, to investigate the safety and efficacy of tramiprosate (Alzhemed(TM)) in some 930 mild-to-moderate AD patients, is progressing on schedule. Enrollment is brisk with more than 230 patients enrolled in the clinical trial and enrollment expected to be completed in the fall of 2006.

ABOUT TRAMIPROSATE (ALZHEMED(TM))

Tramiprosate (Alzhemed(TM)) is a small, orally-administered molecule known as an amyloid (beta) antagonist that crosses the blood-brain-barrier, binds to soluble A(beta) peptide and interferes with the amyloid cascade, inhibits A(beta) protein deposition in the brain and provides protection against A(beta)-induced neurotoxicity.

ABOUT ALZHEIMER'S DISEASE

Alzheimer's disease (AD) is a progressive form of dementia associated with specific brain pathologies. It impairs a person's cognitive and motor functions and gradually destroys the brain.

AD is the most common cause of dementia in our aging population. Almost 5 million individuals in the United States alone currently suffer from the condition. The U.S. Alzheimer's Association estimates that by 2025, over 22 million people worldwide will be afflicted.

According to a report commissioned by the U.S. Alzheimer's Association, AD costs American businesses approximately US$61 billion a year. That price tag includes US$24.6 billion for direct health care of Alzheimer's patients and US$36.5 billion to cover costs related to caregivers of AD patients, including lost productivity, absenteeism and worker replacement.


ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of FDA Continuous Marketing Application Pilot 1 and Pilot 2 programs. The FDA designated

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the eprodisate (Fibrillex(TM)) new drug application for priority review.
Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe, and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web Site at www.neurochem.com.


This news release contains forward-looking statements regarding tramiprosate (Alzhemed(TM)), as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve Alzhemed(TM) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.